September 7, 2018

Paul W. Graves
President and Chief Executive Officer
Livent Corporation
c/o FMC Corporation
2929 Walnut Street
Philadelphia, PA 19104

       Re: Livent Corporation
           Registration Statement on Form S-1
           Filed August 27, 2018
           File No. 333-227026

Dear Mr. Graves:

        We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 Filed August 27, 2018

Financial Statements for the Year Ended December 31, 2017
Combined Statements of Operations, page F-3

1. You disclose on page F-44 that you adopted ASU No. 2017-07 in the first quarter of 2018, and as a result, you have reclassified "Non-operating pension expense and settlement charges" out of "Income from operations before interest expense, net and income taxes"
      and into "Income from operations before income taxes." Given that the amendments in
      ASU No. 2017-07 should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement, it is not clear why you continue to present "Non-operating pension expense and settlement charges" within "Income from operations before interest expense, net and income taxes" for the two years ended
      December 31, 2017 on page F-3. Please advise or revise accordingly.
 Paul W. Graves
Livent Corporation
September 7, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeff Gordon (Staff Accountant) at 202-551-3866 or John Cash
(Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-
551-3570 or Jay Ingram (Legal Branch Chief) at 202-551-3397 with any other questions.



                                                            Sincerely,

FirstName LastNamePaul W. Graves                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
Comapany NameLivent Corporation
                                                            Construction
September 7, 2018 Page 2
cc:       Michael Kaplan
FirstName LastName